Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
 REGISTERED PURSUANT TO SECTION 12 OF THE
 SECURITIES EXCHANGE ACT OF 1934

Prosperity Bancshares, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, par value $1.00 per share (the “common stock”).

As used in this exhibit, the terms “Prosperity,” “we,” “us” and “our” refer to Prosperity Bancshares, Inc. and do not refer to its consolidated subsidiaries, unless the context otherwise requires.

Description of Common Stock

General

We are incorporated under the Texas Business Organizations Code, or “TBOC,” and are authorized to issue 200,000,000 shares of common stock, $1.00 par value per share. Additionally, we maintain an equity-based incentive compensation program for our executive officers and other key employees in order to attract and retain key employees and enable those persons to participate in our long-term success. Historically, stock options and restricted stock have been our primary form of long-term incentive compensation.

Our board of directors (or a duly authorized committee thereof) may at any time, without additional approval of the holders of common stock (except as may be required by the rules of the New York Stock Exchange or any other exchange or market on which our securities may then be listed or quoted), issue additional authorized shares of common stock.

Upon our receipt of the full specified purchase price, the common stock will, when issued, be fully paid and nonassessable.

The summary of the terms of our common stock described below is qualified in its entirety by reference to our Articles of Incorporation and our amended and restated bylaws, which we refer to in this prospectus as our “Bylaws,” both of which are on file with the SEC.

Voting Rights

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote at a meeting of our shareholders. Holders of common stock are not entitled to cumulate their votes in the election of directors.

No Preemptive or Conversion Rights

The holders of common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by us before such securities are offered to others. The absence of preemptive rights increases our flexibility to issue additional shares of common stock in connection with acquisitions, employee benefit plans and for other purposes, without affording the holders of common stock a right to subscribe for their proportionate share of those additional securities. The holders of common stock are not entitled to any redemption privileges, sinking fund privileges or conversion rights.

Dividends

Holders of common stock are entitled to receive dividends ratably when, as and if declared by our board of directors from assets legally available therefor, after payment of all dividends on outstanding preferred stock, if any.  Under the TBOC, dividends may not be paid if, after the payment, our total assets are less than the sum of our total liabilities and stated capital, or if we would be unable to pay our debts as they become due in the usual course of business. While we have paid dividends on our common stock since 1994, there is no assurance that we will pay dividends in the future.

Additionally, our ability to pay dividends on our common stock is subject to certain regulatory restrictions. See “Supervision and Regulation” in Item 1 of the Annual Report on Form 10-K to which this Description of Common Stock is filed as an exhibit.

Liquidation

Upon our liquidation, dissolution or winding up, holders of common stock are entitled to receive their pro rata portion of our remaining assets after the holders of our preferred stock, if any, have been paid in full any sums to which they may be entitled.

Provisions Delaying or Preventing a Change in Control

Our Articles of Incorporation and Bylaws contain various provisions which may delay, discourage or prevent an attempted acquisition or change of control of us. These provisions include:

•	a board of directors classified into three classes of directors with the directors of each class having staggered three-year terms;
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a provision that any special meeting of our shareholders may be called only by the chairman of the board and chief executive officer, the president, a majority of the board of directors or the holders of at least 50% of our shares entitled to vote at the meeting;

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a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders; and

•	a provision that denies shareholders the right to amend the Bylaws.

Our Articles of Incorporation provide for noncumulative voting for directors and authorize our board of directors to issue shares of our preferred stock without shareholder approval and upon such terms as our board of directors may determine. The issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in us. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of us.

Restrictions on Ownership

The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, such as Prosperity, would, under the circumstances set forth in the presumption, constitute acquisition of control of us.

In addition, a person may not acquire 25% (5% in the case of an acquiror that is a bank holding company) or more of a bank holding company’s or bank’s voting securities, or otherwise obtain control or a controlling influence over a bank holding company or bank without the approval of the Federal Reserve Board. In 2008, the Federal Reserve Board issued a policy statement on equity investments in bank holding companies and banks, which allows the Federal Reserve Board to generally be able to conclude that an entity’s investment is not “controlling” if the entity does not own in excess of 15% of the voting power and 33% of the total equity of the bank holding company or bank. Depending on the nature of the overall investment and the capital structure of the banking organization, the Federal Reserve Board will permit, based on the policy statement, noncontrolling investments in the form of voting and nonvoting shares that represent in the aggregate (1) less than one-third of the total equity of the banking organization (and less than one-third of any class of voting securities, assuming conversion of all convertible nonvoting securities held by the entity) and (2) less than 15% of any class of voting securities of the banking organization.

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